SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)


                                  NESTOR, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    641074505
             -------------------------------------------------------
                                 (CUSIP Number)


                      William B. Danzell, Managing Director
                           Silver Star Partners I, LLC
                                    Suite 300
                            The Professional Building
                                2 Corpus Christi
                          Hilton Head Island, SC 29928
                                 (843) 785-2929
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 18, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 6 Pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 641074505                   13D                     Page 2 of 6 Pages
-------------------                                          -------------------

================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Silver Star Partners I, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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NUMBER OF         7.    SOLE VOTING POWER
SHARES
BENEFICIALLY            9,851,430
OWNED BY          --------------------------------------------------------------
EACH              8.    SHARED VOTING POWER
REPORTING
PERSON                  -0-
WITH              --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER

                        9,851,430
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,851,430
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
================================================================================

                                                               Page 3 of 6 Pages

      This Amendment amends and restates the statement on Schedule 13D, as amended, of Silver Star Partners I, LLC, filed with the Securities and Exchange Commission on April 15, 2003 relating to the common stock, par value $0.01 per share, of Nestor, Inc., a Delaware corporation.

ITEM 1. SECURITY AND ISSUER.

Nestor, Inc., 400 Masssoit Avenue, Suite 200, E. Providence, Rhode Island 02914

Common stock, par value $0.01 per share.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The person filing this Statement is Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star"). William B. Danzell is the Managing Director of Silver Star.

      (b) The business address of Silver Star and of Mr. Danzell is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

      (c) The principal business of Silver Star is investing in securities in order to achieve certain investment objectives. Mr. Danzell, the Managing Director of Silver Star, also is the Chief Executive Officer and a director of the issuer. Mr. Danzell is the founder and President of Danzell Investment Management, Ltd., an investment management firm, located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

      (d) Neither Silver Star nor Mr. Danzell has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Silver Star nor Mr. Danzell has been during the last five years a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation of such laws.

      (f) Silver Star is a Delaware limited liability company and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Silver Star purchased 15,000 shares in the open market at $2.75 per share on August 18, 2006. The source of funds used by Silver Star for the purchase of shares of the Company's common stock is working capital.

                                                               Page 4 of 6 Pages

ITEM 4. PURPOSE OF TRANSACTION.

      Silver Star has acquired the Company's common stock for investment purposes, with a view to controlling the issuer, and currently has elected 2 of the 10 members of the issuer's board of directors. The following directors of the issuer are affiliates of Silver Star: Mr. Danzell and David N. Jordan; Mr. Danzell also is Chief Executive Officer of the Company.

      Silver Star is considering acquiring additional shares of the Company's common stock through open market purchases; however, it reserves the right to review and change its plans and proposals for the issuer, but it presently has no plans or proposals which relate to or would result in:

      (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

      (b) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (c) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies;

      (d) Any material change in the present capitalization or dividend policy of the issuer;

      (e) Any other material change in the issuer's business or corporate structure;

      (f) Changes in the issuer's charter or bylaws, or other actions which may impede the acquisition of control of the issuer by any person;

      (g) Causing a class of securities of the issuer to be delisted from a national securities exchange o to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (i) Any action similar to any of those enumerated above.

                                                               Page 5 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) As of the date hereof, based upon 20,381,316 shares of common stock outstanding (as of August 11, 2006), Silver Star is the beneficial owner of 9,851,430 shares of common stock of the issuer, or about 48.3%%, excluding:

      o 110,677 shares, or less than 1%, in investment management accounts over which Mr. Danzell has discretionary power of attorney; 10,400, or less than 1%, beneficially owned by Mr. Danzell, including his retirement account; and Mr. Danzell has an 8.2867% interest in Silver Star, equivalent to about 816,358 shares, or about 4.0%; and a retirement account of Mr. Danzell has a 0.3519% interest in Silver Star, equivalent to about 34,706 shares, or less than 1%.

      o a stock option held by Mr. Danzell to purchase 100,000 shares at $4.95 per share as of December 31, 2004 and an additional 400,000 shares exercisable as to 200,000 shares at $4.95 per share on December 31, 2005 and on December 3, 2006; and another stock option held by Mr. Danzell to purchase an additional 500,000 shares at $4.95 per share exercisable on the earlier of October 13, 2012 or on different dates on which the 10-day average reported market price of the shares exceeds the exercise price by specified percentages.

      By virtue of his position as Managing Director of Silver Star, Mr. Danzell may be deemed the beneficial owner of the shares held by Silver Star, but he disclaims beneficial ownership of such shares.

      o additional shares held by other partners of Silver Star, as follows:
David Jordan, 21.2665%, equivalent to about 2,095,054 shares, or about 10.3%; and Peter Danzell, Mr. Danzell's brother, 0.0080%, equivalent to about 788 shares, or less than 1%.

NOTE: The beneficial ownership of Silver Star and of the persons, including Mr. Danzell, whose beneficial ownership is a percentage of the beneficial ownership of Silver Star is as of August 21, 2006; the other beneficial ownership of Mr. Danzell is as of August 21, 2006.

      (c) See Item 3.

      (d), (e) None/not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Silver Star and any other person with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement, as amended, is true, complete and correct.

                                        SILVER STAR PARTNERS I, LLC


Date: August 21, 2006                   By: /s/ William B. Danzell
                                            ---------------------------
                                            Name:  William B. Danzell
                                            Title: Managing Director